INDEPENDENT AUDITORS' REPORT






The Partners
Ulloa Partnership

We have audited the accompanying statements of operations, changes in partners' capital, and cash flows of Ulloa Partnership (the Partnership) for the year ended December 31, 1997. These statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Partnership is expected to terminate in 2000.

In our opinion, the statements referred to above present fairly, in all material respects, the results of the Partnership's operation and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles. The accompanying 1999 and 1998 financial statements were not audited by us, and accordingly, we express no opinion or any other form of assurance on them.



/s/ KPMG
SAN FRANCISCO, CALIFORNIA
June 9, 2000


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



                                              ULLOA PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                                BALANCE SHEETS
                                                 DECEMBER 31,
                                          (IN THOUSANDS OF DOLLARS)




                                                                               1999                1998
  ASSETS                                                                     (unaudited)         (unaudited)
                                                                          --------------------------------------------

  Marine vessel held for lease, at cost                                   $         12,790    $         12,790
  Less accumulated depreciation                                                     (8,563)             (7,718)
                                                                          --------------------------------------
      Net equipment                                                                  4,227               5,072

  Accounts receivable                                                                  410                 165
  Prepaid expenses                                                                      --                  22
                                                                          --------------------------------------
        Total assets                                                      $          4,637    $          5,259
                                                                          ======================================


  LIABILITIES AND PARTNERS' CAPITAL

  Liabilities:
  Accounts payable and accrued expenses                                                 42    $            136
  Due to affiliates                                                                     25                  13
  Reserve for repairs                                                                  212                  85
                                                                          ---------------------------------------
    Total liabilities                                                                  279                 234

  Partners' capital:
  Limited partners                                                                   4,442               5,102
  General partner                                                                      (84)                (77)
                                                                          ---------------------------------------
    Total partners' capital                                                          4,358               5,025
                                                                          ---------------------------------------

        Total liabilities and partners' capital                           $          4,637    $          5,259
                                                                          =======================================










      See accompanying auditors' report and notes to financial statements.



                                              ULLOA PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                           STATEMENTS OF OPERATIONS
                                       FOR THE YEARS ENDED DECEMBER 31,
                                          (IN THOUSANDS OF DOLLARS)


                                                                            1999            1998           1997
                                                                        (unaudited)      (unaudited)
                                                                        ---------------------------------------------
  REVENUES

  Lease revenue                                                          $   1,910           2,508      $   2,526
  Interest and other income                                                     46              --             --
                                                                         -------------------------------------------
      Total revenues                                                         1,956           2,508          2,526
                                                                         -------------------------------------------

  EXPENSES

  Depreciation expense                                                         845           1,015          1,218
  Marine operating expense                                                     777             908            862
  Repairs and maintenance                                                      257             264            247
  Insurance expense to affiliate                                                --             (34)           174
  Insurance expense                                                             98             101            510
  Management fees to affiliate                                                  96             125            126
  Administrative expenses to affiliate                                          24              30             32
  Administrative expenses and other                                             25              52             21
                                                                         -------------------------------------------
      Total expenses                                                         2,122           2,461          3,190
                                                                         -------------------------------------------
  Net income (loss)                                                      $    (166)             47      $    (664)
                                                                         ===========================================
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      See accompanying auditors' report and notes to financial statements.

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


                                              ULLOA PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                  STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
                            FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997
                                          (IN THOUSANDS OF DOLLARS)


                                                                      Limited            General
                                                                     Partners            Partner             Total
                                                                   ----------------------------------------------------

    Partners' capital as of December 31, 1996 (unaudited)           $     7,197          $   (56)         $    7,141

  Net loss                                                                 (658)              (6)               (664)

  Cash distribution                                                        (924)              (9)               (933)
                                                                    ---------------------------------------------------

    Partners' capital as of December 31, 1997                             5,615              (71)              5,544

  Net income                                                                 47               --                  47

  Cash distribution                                                        (560)              (6)               (566)
                                                                    ---------------------------------------------------

    Partners' capital as of December 31, 1998 (unaudited)                 5,102              (77)              5,025

  Net loss                                                                 (164)              (2)               (166)

  Cash distribution                                                        (496)              (5)               (501)
                                                                    ---------------------------------------------------

    Partners' capital as of December 31, 1999 (unaudited)           $     4,442          $   (84)         $    4,358
                                                                    ===================================================











      See accompanying auditors' report and notes to financial statements.



                                              ULLOA PARTNERSHIP
                                           (A LIMITED PARTNERSHIP)
                                           STATEMENTS OF CASH FLOWS
                                       FOR THE YEARS ENDED DECEMBER 31,
                                          (IN THOUSANDS OF DOLLARS)


                                                                    1999          1998          1997
                                                                (unaudited)    (unaudited)
                                                                ------------------------------------------

  OPERATING ACTIVITIES

  Net income (loss)                                             $     (166)     $    47      $    (664)
  Adjustments to reconcile net income (loss) to net cash
      provided by (used in) operating activities:
    Depreciation                                                       845         1,015         1,218
    Changes in operating assets and liabilities:
      Accounts receivable                                             (245)           37            42
      Prepaid expenses                                                  22             3            48
      Accounts payable and accrued expenses                            (94)         (215)          290
      Due to affiliates                                                 12            (6)           (1)
      Reserve for repairs                                              127          (315)           --
                                                                -----------------------------------------
        Net cash provided by operating activities                      501           566           933
                                                                -----------------------------------------

  FINANCING ACTIVITIES

  Cash distributions - limited partners                               (496)         (560)         (924)
  Cash distributions - General Partner                                  (5)           (6)           (9)
                                                                ------------------------------------------
        Net cash used in financing activities                         (501)         (566)         (933)
                                                                -----------------------------------------

  Net change in cash and cash equivalents                               --            --            --
  Cash and cash equivalents at beginning of year                        --            --            --
                                                                ------------------------------------------
  Cash and cash equivalents at end of year                      $       --      $     --     $      --
                                                                =========================================











      See accompanying auditors' report and notes to financials tatements.

                                ULLOA PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION

Ulloa Partnership, a California limited partnership (the Partnership), was formed during December 1993. The Partnership was formed for the purpose of purchasing a bulk-carrier marine vessel and commenced significant operations in January 1994. The Partnership has no employees nor operations other than the operation of the marine vessel. The Partnership is owned 99% by the limited partners and 1% by the General Partner. The Partnership has two limited partners; PLM Equipment Growth Fund III (EGF III) and PLM Equipment Growth & Income Fund VII (EGF VII), (the Limited Partners). The General Partner is the Ulloa Corporation (UC) which is owned by EGF III and EGF VII. The Limited Partnership is owned 56% by EGF III and 44% by EGF VII.

The Partnership is expected to terminate during 2000 as EGF III is currently in its liquidation phase and is scheduled to sell all of its assets by December 31, 2000.

These accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     OPERATIONS

The marine vessel in the Partnership is managed under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of PLM Financial Services Inc. (FSI). FSI is a wholly-owned subsidiary of PLM International, Inc. (PLM International). IMI receives a monthly management fee from the Partnership for managing the marine vessel (Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of transportation equipment under agreements with investor programs, and is the general partner in EGF III, EGF VII, and other limited partnerships.

     CASH AND CASH EQUIVALENTS

All cash generated from operations is distributed to the partners, accordingly, the Partnership has no cash balance at December 31, 1999 and 1998.

     ACCOUNTING FOR LEASES

The marine vessel in the Partnership is leased under operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases". Lease origination costs are capitalized and amortized over the lease term.

     DEPRECIATION

Depreciation is computed using the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon an estimated useful life of 12 years. The depreciation method changes to straight-line when annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees of $0.5 million, which were paid to FSI, have been capitalized as part of the cost of the equipment. Major expenditures that are expected to extend the marine vessel's useful life or reduce future equipment operating expenses, have been capitalized and amortized over the estimated remaining life of the marine vessel.

                                ULLOA PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     MARINE VESSEL

In accordance with the Financial Accounting Standards Board's Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", FSI reviews the carrying value of the Partnership's marine vessel at least quarterly, and whenever circumstances indicate that the carrying value of this asset may not be recoverable in relation to expected future market conditions, for the purpose of assessing recoverability of the recorded amounts. If projected undiscounted future cash flows and the fair market value of the marine vessel is less than the carrying value of the marine vessel, a loss on revaluation is recorded. No reduction to the carrying value of the marine vessel was required during 1999, 1998, or 1997.

     REPAIRS AND MAINTENANCE

Repair and maintenance cost are generally the obligation of the Partnership. Costs associated with marine vessel dry-docking are estimated and accrued ratably over the period prior to such dry-docking. The marine vessel dry-docking reserve account is included in the balance sheet as reserve for repairs.

     NET INCOME (LOSS) AND CASH DISTRIBUTION TO LIMITED PARTNERS

The net income (loss) and cash distributions of the Partnership are generally allocated 99% to the limited partners and 1% to the General Partner. The net income (loss) and cash distributions are allocated to the limited partners based on their percentage of ownership in the Partnership. The limited partners 99% share of net income (loss) and cash distributions are allocated 56% to EGF III and 44% to EGF VII.

Cash distributions are recorded when paid.

     COMPREHENSIVE INCOME

The Partnership's net income is equal to comprehensive income for the year ended December 31, 1999, 1998 , and 1997.

2.   GENERAL PARTNER

UC contributed $100 of the Partnership's initial capital. UC is owned by two shareholders, EGF III owns 56% and EGF VII owns 44%. Dividends are paid to the shareholders annually, when declared, based on the percentage of ownership each shareholder owns.

3.   TRANSACTIONS WITH AFFILIATES

Under the equipment management agreement, IMI, subject to certain reductions, receives a monthly management fee attributable to owned equipment equal to the lesser of (i) the fees that would be charged by an independent third party for similar services for similar equipment or (ii) 5% of the gross lease revenues attributable to equipment that is subject to operating leases. The Partnership's management fee expense to affiliate was $0.1 million during 1999,1998, and 1997. The Partnership reimbursed FSI $24,000, $30,000, and $32,000 during 1999, 1998, and 1997, respectively, for data processing and administrative expenses directly attributable to the Partnership.

The Partnership paid $0.2 million in 1997, to Transportation Equipment Indemnity Company Ltd. (TEI), an affiliate of FSI, which provided marine insurance coverage and other insurance brokerage services. A substantial portion of this amount was paid to third-party reinsurance underwriters or placed in risk pools managed by TEI on behalf of affiliated programs and PLM International, which provide threshold coverages on marine vessel loss of hire and hull and machinery damage. All pooling arrangement funds

                                ULLOA PARTNERSHIP
                             (A LIMITED PARTNERSHIP)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

3.   TRANSACTIONS WITH AFFILIATES (CONTINUED)

are either paid out to cover applicable losses or refunded pro rata by TEI. During 1998, the Partnership received a $34,000 loss-of-hire insurance refund from TEI due to lower claims from the insured Partnership and other insured affiliated programs. During 1999 and 1998, TEI did not provide the same level of insurance coverage as had been provided during 1997. These services were provided by an unaffiliated third party. PLM International liquidated TEI in 2000.

Partnership management fees payable to IMI was $25,000 and $13,000 as of December 31, 1999 and 1998, respectively.

4.   MARINE VESSEL ON LEASE

As of December 31, 1999 and 1998, the Partnership owned one marine vessel which was on lease.

The Partnership's marine vessel is leased to operators of utilization-type leasing pools that include equipment owned by unaffiliated parties. In such instances, revenues earned by the Partnership consist of a specified percentage of the total revenues generated by leasing the pooled equipment to sublessees after deducting certain direct operating expenses of the pooled equipment.

The marine vessel in the Partnership is used as collateral against the senior loans of the Limited Partners.

The marine vessel lease is being accounted for as an operating lease. There are no future minimum rentals under non-cancelable leases at December 31, 1999. Per diem and short-term rentals consisting of utilization rate lease payments included in lease revenues amounted to $1.9 million in 1999 and $2.5 million in 1998 and 1997.

5.   GEOGRAPHIC INFORMATION

The Partnership's marine vessel is leased to multiple lessees in different regions that operate worldwide.

6.   INCOME TAXES

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners owning the Limited Partnership. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 1999, the financial statement carrying amount of assets and liabilities was approximately $4.3 million lower than the federal income tax basis of such assets and liabilities, primarily due to differences in depreciation methods and reserve for repairs.

7.   CONCENTRATIONS OF CREDIT RISK

Financial   instruments,   which   potentially   subject  the   Partnership   to
concentrations of credit risk, consist principally of lease receivables.

No single lessee accounted for more than 10% of the consolidated revenues for the years ended December 31, 1999, 1998, or 1997.

As of December 31, 1999, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.